UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 5)

BALDOR ELECTRIC COMPANY

(Name of Subject Company (Issuer))

BROCK ACQUISITION CORPORATION

ABB LTD

(Names of Filing Persons (offerors))

COMMON STOCK, $0.10 PAR VALUE

(Title of Class of Securities)

057741100
(CUSIP Number of Class of Securities)

Richard A. Brown
Affolternstrasse 44
CH-8050 Zurich
Switzerland
Telephone: +41 (43) 317-7111
(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

Copies to:

Daniel E. Wolf, Esq.
Thomas W. Christopher, Esq.
Kirkland & Ellis LLP
601 Lexington Avenue
New York, NY 10022
Tel: (212) 446-4800
Fax: (212) 446-4900

CALCULATION OF FILING FEE

Transaction Valuation(1)	Amount of Filing Fee(2)
$3,092,742,455	$220,512.54

(1)           Calculated solely for purposes of determining the filing fee. The calculation assumes the purchase of 47,166,171 shares of common stock, par value $0.10 per share, and 75,311 shares of common stock subject to restricted stock units, in each case, at $63.50 per share. The transaction value also includes the aggregate offer price for a maximum of 2,811,996 shares of common stock issuable pursuant to outstanding options with an exercise price less than $63.50 per share, which is calculated by multiplying the number of shares underlying such outstanding options by an amount equal to $63.50 minus the weighted average exercise price of such options. The share numbers are based on representations made by the Company to Purchaser and Parent as of December 3, 2010.

(2)           Calculated in accordance with Exchange Act Rule 0-11 by multiplying the transaction value by 0.0000713.

☒           Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount Previously Paid: $220,512.54	Filing Party: ABB Ltd and Brock Acquisition Corporation
Form of Registration No.: Schedule TO	Date Filed: December 8, 2010

☐            Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒           Third-party tender offer subject to Rule 14d-1.

☐            Issuer tender offer subject to Rule 13e-4.

☐            Going-private transaction subject to Rule 13e-3.

☐            Amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer. ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐            Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☐            Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Amendment No. 5 to the Tender Offer Statement on Schedule TO amends and supplements the Schedule TO (this “Schedule TO”) relating to the tender offer by Brock Acquisition Corporation, a Missouri corporation (“Purchaser”) and an indirect wholly-owned subsidiary of ABB Ltd, a corporation organized under the laws of Switzerland (“Parent”), for all of the outstanding common stock, par value $0.10 (the “Shares”), of Baldor Electric Company, a Missouri corporation (the “Company”), at a price of $63.50 per share net to the seller in cash, without interest and less any applicable withholding taxes, if any, upon the terms and conditions set forth in the offer to purchase dated December 8, 2010 (the “Offer to Purchase”), a copy of which is attached as Exhibit (a)(1)(A), and in the related letter of transmittal (the “Letter of Transmittal”), a copy of which is attached as Exhibit (a)(1)(B), which, together with any amendments or supplements, collectively constitute the “Offer.”

All the information set forth in the Offer to Purchase is incorporated by reference herein in response to Items 1 through 9 and Item 11 in this Schedule TO, and is supplemented by the information specifically provided in this Schedule TO.

This Amendment No. 5 is being filed to amend and supplement Items 1, 4, 11 and 12 as reflected below.

Item 1. Summary Term Sheet.

Regulation M-A Item 1001

Item 1 of the Schedule TO is hereby amended and supplemented by

“On January 11, 2011, the Purchaser extended the expiration of the Offer until 5 p.m., New York City time, on Wednesday, January 19, 2011. The Offer, which was previously scheduled to expire at 12:00 midnight, New York City time, on the night of Monday, January 10, 2011, was extended in accordance with the Merger Agreement because certain conditions to the Offer were not satisfied as of the previously scheduled expiration date, including the condition relating to the expiration or termination of any waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended. The Depositary has indicated that, at the close of business on January 10, 2011, a total of approximately 40,970,885 Shares, which represent 86.38% of the 47,429,863 outstanding Shares, have been tendered and not withdrawn pursuant to the Offer. The press release announcing the extension of the Offer is attached hereto as Exhibit (a)(5)(B).”

Item 4. Terms of the Transaction.

Regulation M-A Item 1004

Item 4(a) of the Schedule TO is hereby amended and supplemented as follows:

“On January 11, 2011, the Purchaser extended the expiration of the Offer until 5 p.m., New York City time, on Wednesday, January 19, 2011. The Offer, which was previously scheduled to expire at 12:00 midnight, New York City time, on the night of Monday, January 10, 2011, was extended in accordance with the Merger Agreement because certain conditions to the Offer were not satisfied as of the previously scheduled expiration date, including the condition relating to the expiration or termination of any waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended. The Depositary has indicated that, at the close of business on January 10, 2011, a total of approximately 40,970,885 Shares, which represent 86.38% of the 47,429,863 outstanding Shares, have been tendered and not withdrawn pursuant to the Offer. The press release announcing the extension of the Offer is attached hereto as Exhibit (a)(5)(B).”

Item 11. Additional Information.

Regulation M-A Item 1011

(a) Agreements, Regulatory Requirements and Legal Proceedings.

Item 11(a) of the Schedule TO is hereby amended and supplemented by adding the following at the end of the sub-section captioned  “Litigation”:

“On January 6, 2011, the Arkansas Court issued an order asking the parties to the Cottrell Action to complete confirmatory discovery by February 4, 2011, and scheduled a hearing for February 15, 2011 for the preliminary approval of the proposed settlement contemplated by the MOU entered into by the parties to the Cottrell Action, the Fortier Action and the Chance Action.

Also on January 6, 2011, the plaintiff in the Ecker Action withdrew two motions filed by him previously seeking expedited discovery and preliminary injunction enjoining the consummation of the Offer. The plaintiff in the Ecker Action informed the court that after review of defendants’ public disclosures to shareholders, he had determined that it is unnecessary for him to seek injunctive relief and/or expedited discovery prior to the close of the Offer.

On January 7, 2011, the Circuit Court of St. Louis County, Missouri issued an order consolidating all three actions that are currently pending in Missouri courts - the Chance Action, the Fortier Action and the Ecker Action.”

Item 11(a) of the Schedule TO is hereby amended and supplemented by adding the following at the end of the sub-section captioned “Other Foreign Laws”:

“On January 1, 2011, the Austrian Federal Competition Authority cleared Parent’s acquisition of the Company without conditions.  The initial waiting period in Canada under the Competition Act (Canada) expired on January 10, 2011.”

Item 12. Exhibits.

Regulation M-A Item 1016

Item 12 of the Schedule TO is hereby amended and supplemented by adding the following exhibit:

Exhibit No.
(a)(5)(B)	Joint Press Release of ABB Ltd and Baldor Electric Company, dated January 11, 2011.

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SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

BROCK ACQUISITION CORPORATION

By:	/s/ Diane de Saint Victor
Name:	Diane de Saint Victor
Title:	General Counsel

Date:	January 11, 2011

ABB LTD

By:	/s/ Ulrich Spiesshofer
Name:	Ulrich Spiesshofer
Title:	Executive Committee Member Responsible for Discrete Automation and Motion Division

Date:	January 11, 2011

By:	/s/ Diane de Saint Victor
Name:	Diane de Saint Victor
Title:	General Counsel

Date:	January 11, 2011

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EXHIBIT INDEX

Exhibit No.
(a)(1)(A)	Offer to Purchase, dated December 8, 2010.*
(a)(1)(B)	Letter of Transmittal (including Internal Revenue Service Form W-9).*
(a)(1)(C)	Notice of Guaranteed Delivery.*
(a)(1)(D)	Letter from the Dealer Manager to Brokers, Dealers, Commercial Banks, Trust Companies and Nominees.*
(a)(1)(E)	Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Nominees.*
(a)(1)(F)

Joint Press Release of Baldor Electric Company and ABB Ltd, dated November 30, 2010 (incorporated by reference to Exhibit 99.1 to the Current Report on Form 8-K filed by Baldor Electric Company with the Securities and Exchange Commission on November 30, 2010).*

(a)(1)(G)	Summary Advertisement as published on December 8, 2010.*
(a)(5)	Joint Press Release of ABB Ltd and Baldor Electric Company, dated December 8, 2010.*
(a)(5)(A)	Joint Press Release of ABB Ltd and Baldor Electric Company, dated December 21, 2010.*
(a)(5)(B)	Joint Press Release of ABB Ltd and Baldor Electric Company, dated January 11, 2011.
(b)	None.
(d)(1)

Agreement and Plan of Merger, dated as of November 29, 2010, by and among Baldor Electric Company, ABB Ltd and Brock Acquisition Corporation (incorporated by reference to Exhibit 2.1 to the Form 8-K filed by Baldor Electric Company with the Securities and Exchange Commission on November 30, 2010).*

(d)(2)

Confidentiality Letter, dated as of January 21, 2010, by and between Baldor Electric Company and ABB Ltd (incorporated by reference to Exhibit (e)(2) of the Solicitation/Recommendation Statement on Schedule 14D-9 filed by Baldor Electric Company with the Securities and Exchange Commission on December 8, 2010).*

(d)(3)

Amendment, dated as of September 8, 2010, to the Confidentiality Letter by and between Baldor Electric Company and ABB Ltd (incorporated by reference to Exhibit (e)(3) of the Solicitation/Recommendation Statement on Schedule 14D-9 filed by Baldor Electric Company with the Securities and Exchange Commission on December 8, 2010).*

*Previously filed.

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